

March 22, 2021

Tianjun Zhang
Chairman of the Special Committee
China Customer Relations Centers, Inc.
1366 Zhongtianmen Dajie, Xinghuo
Science and Technology Park,
High-tech Zone, Taian City
Shandong Province
People's Republic of China

>   **Re: China Customer Relations Centers, Inc.**
>   **Schedule 13E-3 filed by China Customer Relations Centers, Inc., et al.**
>   **Filed on March 17, 2021**
>   **File No. 005-89862**

Dear Mr. Zhang,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Schedule 13E-3

General

1. Please advise us how the disclosures required by Rule 13e-3(e)(1)(i) and (ii) will be distributed in accordance with Rule 13e-3(f)(1). To the extent the Schedule 13E-3 filing in its entirety will not be distributed, please advise us why the disclosure under Item 9(c) may be withheld given that the specific disclosure regarding inspection and copying does not appear to have been included with the preliminary proxy statement filed as exhibit (a)(1). The generic disclosure appearing on page 99 regarding inspection is insufficient.

Item 13. Financial Statements

2. Financial information has been incorporated by reference from a Form 20-F and Form 6-K. Under General Instruction F of Schedule 13E-3, an express reference must be made to a

document that contains the required information. Under Item 16 of Schedule 13E-3 and corresponding Item 1016(a)(5) of Regulation M-A, any document from which required information has been so incorporated must be filed as an exhibit. The reference to "a copy" in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

Exhibit (a)(1) – Preliminary Proxy Statement

3. The legend required by Rule 13e-3(e)(1)(iii) has been printed in bold typeface on page 4 (four) of a cover letter to shareholders. This legend, however, must appear "on the outside front cover page" of a disclosure document regulated under Rule 13e-3. Please revise.

Reasons for the Merger and Recommendation of [ ] the Board, page 32

4. The disclosure at page 40 indicates that "the Company [ ] believes that the merger agreement, the plan of merger, the articles of merger and the transactions contemplated thereby, including the merger, are substantively and procedurally fair to and in the best interest of the [ ] unaffiliated security holders." Notwithstanding the determination made regarding fairness from a procedural protection point of view, the disclosure earlier explains that "no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction." Please advise us, with a view toward revised disclosure, how compliance with Items 1014(c) - (d) of Regulation M-A has been effectuated. Under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 8 must be disclosed. See also Responses 20-21 in Release No. 34-17719 (April 13, 1981). Note also that the term "unaffiliated security holder" is defined in Rule 13e-3(a)(4) and that the meaning of the term extends beyond members of "the Buyer Group" named in this filing.

Position of the Buyer Group as to the Fairness of the Merger, page 40

5. Please advise us, with a view toward revised disclosure, how compliance with Items 1014(c) - (d) of Regulation M-A has been effectuated. Under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 8 must be disclosed. The Buyer Group appears to have acknowledged only that the merger is subject to the approval by a majority of the Shares entitled to vote as distinguished from a majority of unaffiliated shareholders.

Exhibits (c)(1)-(c)(3) | Disclaimers by Houlihan Lokey (China) Limited

6. Houlihan Lokey's repeated representations in the above-captioned exhibits emphasize that its express consent is required before the opinion and discussion materials may be used by any person other than the intended recipient. Consequently, the use of this disclaimer may limit

reliance on the associated disclosures by unaffiliated security holders. Please include disclosure in the associated proxy statement and/or these exhibits to remove the implication that unaffiliated security holders are precluded from being eligible to rely upon all of these disclosures by affirmatively stating, if true, that Houlihan Lokey consents to the inclusion of its opinion and materials in this filing and that unaffiliated security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders' right to rely on such opinion and materials.
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We remind you that China Customer Relations Centers, Inc. is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Stephanie Tang, Esq.